Exhibit 99.10

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

14 JULY 2005

We received a notification on 13 July 2005, from Sprucegrove Investment Management Ltd notifying of its interest in 30,877,098 ordinary shares in United Utilities PLC amounting to 3.5% of the issued share capital.

The shares were registered in the names of the following holders:

Registered holder	Number of shares
The Bank of New York Nominees Ltd	4,391,199
Chase Nominees Ltd	4,233,008
Mellon Nominees (UK) Ltd	6,983,043
Nortrust Nominees Ltd	4,004,483
ROY Nominees Ltd	7,136,356
State Street Nominees Ltd a/c NP8E	811,760
State Street Nominees Ltd a/c 16Y8	2,345,871
State Street Nominees Ltd a/c 05NU	255,795
State Street Nominees Ltd a/c 00ND	237,476
State Street Nominees Ltd a/c AA1X	95,810
State Street Nominees Ltd a/c JF2M	382,297

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.